Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was made available to Fiat Chrysler Automobiles N.V.’s (“FCA”) employees through FCA’s internal portal on May 27, 2019.

Employee FAQ

What is happening?
FCA has proposed a 50/50 merger with Groupe Renault that would create a preeminent global automotive group in an industry that is undergoing a dramatic - and disruptive - transformation.

The combined company would be a leader in EV technologies, premium brands, SUVs, pickup trucks and light commercial vehicles. It would create the 3rd largest global OEM, with annual sales of approximately 8.7 million vehicles and have a broadly balanced global presence.

Together, FCA and Groupe Renault would have a stronger presence in key markets and access to new attractive markets, a more complete product portfolio, a combination of technological know-how and high synergy creation.

Is this a takeover of Groupe Renault by FCA?
No. We’re proposing to Groupe Renault a genuine combination of the businesses as a 50/50 merger to create a world leader in the automotive sector. Shareholders in each company would receive an equivalent equity stake in the combined company. The board is proposed to be initially composed of 11 people, with equal representation of four members each for both FCA and Groupe Renault, as well as one nominee from Nissan.

Many similarly-structured mergers in Europe have struggled recently. What makes you think that the proposed FCA / Groupe Renault combination will work?
If and when we announce a transaction, all details (including transaction structure, rebalancing dividend, future governance, etc.) will be agreed and well-defined at announcement, leaving no room for the market to second guess and hence removing uncertainty for investors. We believe that the value upside of the proposed combination is such that the market would immediately acknowledge the benefits of the transaction, contrary to some precedents where synergies were not well defined.

FCA has a strong track record in successfully merging OEMs with disparate cultures to create strong leadership teams and organizations dedicated to a single purpose, as the Chrysler precedent demonstrates. We believe that this success could be replicated with Groupe Renault, whose management has also been successful in similar situations (e.g. Avtovaz).

How many jobs will go as a result of the transaction and how many plants will be closed?
Benefits of the proposed transaction are not predicated on plant closures. The huge value that would be released would be achieved through more capital-efficient investment in common global vehicle platforms, architectures, powertrains and technologies. FCA has a successful history of merging OEMs with disparate cultures to create strong leadership teams and organizations dedicated to a single purpose. Its Board therefore strongly believes that this combination, which would have the scale, expertise and resources to navigate the rapidly changing automotive industry and would create new opportunities for employees.

Will there be any job losses for salaried employment?
The enormous benefits from this potential merger do not depend on closing plants. It's too early to discuss other cost reduction opportunities, but we can say that we currently have a very efficient cost structure.

You have said there will be no plant closures.  What about your headquarters in Auburn Hills?
Auburn Hills and our entire footprint in SE Michigan will be an important hub for the combined entity, just as it is for FCA today.

Who will lead the combined business? What is the expected governance structure of the new company? Joint CEOs?
While we do not have details of the management structure at this juncture, this would be a single company with a unified management structure, a meritocracy drawing on the very best of each company. The Board of the combined entity would initially be composed of 11 members, with equal representation of four members each for both FCA and Groupe Renault, as well as one nominee from Newton.

Where will the combined business be headquartered? Under which tax jurisdiction and with what legal entity structure?
The combination would be effected as a merger transaction with all of our combined operations under a Dutch parent company.

What are the next steps?
This proposal has evolved from operational discussions between both companies to identify collaboration opportunities. The Board of FCA has strongly supported and approved the proposal, which will now be reviewed by the Groupe Renault board of directors. The teams at both companies will continue to progress on discussion. At this point there is no assurance that the deal will be consummated but an update is expected as soon as the boards have made a determination.

Whose idea was this and when did conversations start?
At FCA, we have made clear our openness to genuine and bold ideas for business development. Our experience in successfully merging FCA and Chrysler means that our friends at Groupe Renault understood these were not just words. This has certainly helped facilitate our conversation which evolved from initial operational discussions regarding possible collaboration to a realisation of the huge value to all stakeholders that would arise from a more fundamental, broader collaboration and combination.

Is this an admission that you have lost faith in your independent strategy?
Not at all. And in fact it’s entirely consistent with what we have always said about our duty to explore any genuine value-creating opportunities from the position of strength our plan provides. We are convinced that we remain well positioned to deliver on our plan, which can provide significant upside for FCA shareholders, and we stand by our 2022 targets.

FCA remains a solid, growing and profitable standalone company with attractive prospects. That said, after initial discussions on potential operational collaborations with Groupe Renault, it became clear to us the substantial high-synergy potential of this proposed transaction. These synergies were too big to ignore - they could deliver even higher value creation for our shareholders and accelerate the achievement of our strategic objectives. This combination would create a preeminent global automotive player with a strong geographical presence and product portfolio and higher scale. Furthermore, we would be able to combine resources to develop new technologies and leverage access to existing technologies across regions and markets, benefitting from the significant investments made by Groupe Renault in the electrification space, which would also help the combined company comply with emission regulations.

Given the heavy overlap of Groupe Renault and FCA in Europe, does this mean that FCA will be exiting the European market?
On the contrary, the combined company would be a leading player in the European market with significant market share. In fact, Europe would represent the combined company’s largest market, source of synergies and a substantial source of future growth.

Do you intend to continue with recently investments you have recently announced in various regions?

Today’s news will have no impact on any of our planned investments. We are moving forward.

Is this an opportunity for Groupe Renault to re-enter the U.S. or Canadian markets? Is Groupe Renault planning to set up their own manufacturing base in North America or will they combine with FCA?  Will they establish their own dealerships?
It is too early to be able to provide that level of detail. We have submitted our proposal and are now awaiting their reply.

What will happen to the GEC make up?
That’s not a matter for today. But be in no doubt that this would be a single company with a unified management structure, drawing on the very best of each company.

Will FCA restate its five-year plan?
It’s too early to discuss potential impacts or outcomes. We have submitted a proposal and now await Groupe Renault’s response. In the meantime, our programs and our five-year plan continue as normal. We remain confident in our published business plan on a standalone basis, and we remain well-positioned to achieve our 2022 targets. That said, it is important to understand that this potential transaction would create significant synergies for our shareholders in addition to our business plan.

What is the fate of Comau? You state there will be a dividend of sorts, suggesting a spin off?
It is too early to provide specifics, however we envision that the strength and value of Comau will be part of an independent organization.

When will this spin off occur?
It is too early to discuss details. We expect the spin off to take place before the closing of the merger.

Will the combined company continue to perform R&D in the U.S., or is that going to be outsourced to Europe?
Of course we will continue to do R&D in the U.S.  The benefit of this combination will arise by replacing duplication with collaboration across all of our combined R&D (and other) activities and resources.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.

This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.

IMPORTANT NOTICE
By reading the above, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, as amended, in particular, by Directive 2010/73/EC of the European Parliament and the Council of November 24th, 2010, as amended and as implemented in each member State of the European Economic Area and under French and Dutch law.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Renault S.A. (“Renault”) who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, FCA will make the effective registration statement available for free to shareholders in the United States.

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